TETRA TECHNOLOGIES, INC.
24955 Interstate 45 North
The Woodlands, TX 77380
(281) 367-1983
May 20, 2025
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TETRA Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-287210)
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TETRA Technologies, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-287210) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on May 22, 2025, or as soon as practicable thereafter.
Very truly yours

TETRA Technologies, Inc.

By:	/s/ Alicia P. Boston
Alicia P. Boston
General Counsel and Chief Compliance Officer